                                                Filed Pursuant to rule 424(B)(1)
                                                           File number 333-63422

                             ---------------------

PROSPECTUS


                           ASYST TECHNOLOGIES, INC.

                                451,264 SHARES

                                 COMMON STOCK

The selling shareholders identified in this prospectus are selling a total of 451,264 shares of our common stock. All of the shares being offered in this prospectus were issued to the selling shareholders in connection with our acquisition of GW Associates, Inc. by way of merger. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol "ASYT." On June 18, 2001, the last reported sales price for our common stock was $16.43 per share.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled "Plan of Distribution" on page 14.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 to read about risks that you should consider before buying shares of our common stock.

The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission, or the SEC, or any state securities commission nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JULY 10, 2001

                                      3.
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                              PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY OF OUR BUSINESS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. THE SECTIONS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS, AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" IN OUR ANNUAL REPORT AND QUARTERLY REPORTS CONTAIN A DISCUSSION OF SOME OF THE FACTORS THAT COULD CONTRIBUTE TO THOSE DIFFERENCES.

     We are a leading provider of integrated automation systems for the semiconductor manufacturing industry. We design systems that enable semiconductor manufacturers to increase their manufacturing productivity and protect their investment in silicon wafers during the manufacturing of integrated circuits, or ICs. We sell our systems directly to semiconductor manufacturers, as well as to original equipment manufacturers, or OEMs, that integrate our systems with their equipment for sale to semiconductor manufacturers. We believe that our systems are becoming increasingly important as the semiconductor manufacturing industry adopts integrated automation technology in the production of ICs with smaller line widths on wafers with larger diameters.

     Our integrated automation systems include isolation systems, work-in-process materials management, substrate-handling robotics, automated transport and loading systems, and connectivity automation software. These systems protect valuable wafers throughout the manufacturing process by providing contamination control, wafer level identification, and tracking and logistics management.

     Asyst acquired GW Associates, Inc., or GW, pursuant to the Agreement and Plan of Merger and Reorganization dated as of May 22, 2001, between Asyst, Gem Acquisition Corp., GW and John S. Ghiselli. GW is the semiconductor industry's leader in enabling factory integration products that comply with Semiconductor Equipment and Materials International's (SEMI) Semiconductor Equipment Communications Standards (SECS) and the SEMI Generic Equipment Model Standard
(GEM), as well as the new 300mm standards. GW also provides computer software and services for factory automation in a variety of electronics manufacturing environments. Founded in 1975, GW is headquartered in Sunnyvale, California.

     We are a California corporation. Our principal offices are located at 48761 Kato Road, Fremont, California 94538, and our telephone number is (510) 661-5000. In this prospectus, "Asyst," "we" and "our" refer to Asyst Technologies, Inc. unless the context otherwise requires.

                                 THE OFFERING

Common Stock offered by selling shareholders...........      451,264 shares
Common Stock offered by us.............................      0
Common Stock to be outstanding after the offering......      35,141,196
Use of Proceeds........................................      We will not receive any proceeds from the sale of common
                                                             stock by the selling shareholders.
Nasdaq National Market symbol..........................      ASYT
Risk Factors...........................................      You should read the "Risk Factors" section, beginning on
                                                             page 5, as well as the other cautionary statements,
                                                             risks and uncertainties described in this prospectus so
                                                             that you understand the risks associated with an
                                                             investment in the common stock.

     The foregoing information on outstanding common stock is based upon shares outstanding as of June 13, 2001, and does not include 8,251,909 shares that are issuable upon exercise of outstanding options granted as of June 13, 2001.

                                      4.
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                                 RISK FACTORS

 . The semiconductor manufacturing industry is highly cyclical, and the current substantial downturn is harming our operating results

     Our business is entirely dependent upon the capital expenditures of semiconductor manufacturers, which at any point in time are dependent on the then-current and anticipated market demand for ICs, as well as products utilizing ICs. The semiconductor industry is cyclical and has historically experienced periodic downturns. These periodic downturns, whether the result of general economic changes or capacity growth temporarily exceeding growth in demand for ICs, are difficult to predict and have often had a severe adverse effect on the semiconductor industry's demand for tools.

     The industry is currently experiencing one of its periodic downturns due to decreased worldwide demand for semiconductors. During this downturn, some of our customers have implemented substantial reductions in capital expenditures which has adversely impacted our business. For the fourth quarter of fiscal 2001, net sales declined by 10.1 percent from the third quarter of fiscal 2001. Additionally, we experienced slower bookings, significant push outs and cancellations of orders during the fourth quarter of fiscal 2001.

     The current downturn is impairing our ability to sell our systems and to operate profitably. If demand for ICs and our systems remains depressed for an extended period, it will seriously harm our business. The decline in our profitability has been exacerbated by excess manufacturing capacity and special charges associated with cost-cutting programs. Moreover, we have been unable to reduce our expenses quickly enough to avoid incurring a loss. For the three months ended March 31, 2001, our net loss was $16.2 million, compared with net income of $9.8 million for the three months ended March 31, 2000. This net loss reflected the impact of the 10.1 percent decline in net sales between the third and fourth quarters of fiscal year 2001, charges taken in connection with write downs of excess and obsolete inventory and excess purchase commitments, loss reserves on certain sales commitments and non-recurring charges related to a reduction in our workforce and a facility closure in Japan. We expect to undertake additional cost-cutting measures in response to a continuation of the current downturn and, as a result, we may be unable to continue to invest in marketing, research and development and engineering at the levels we believe are necessary to maintain our competitive position. Our failure to make these investments could seriously curtail our long-term business prospects.

     We believe that our future performance will continue to be affected by the cyclical nature of the semiconductor industry and, as a result, be adversely affected by such industry downturns.

 . Because the semiconductor manufacturing industry is subject to rapid demand shifts which are difficult to predict, our inability to efficiently manage our manufacturing capacity in response to these rapid shifts may cause a reduction in our gross margins, profitability and market share

     The rapid and significant downturn in the current business cycle has resulted in falling demand for our products. Our ability to respond to falling demand depends, in part, upon timely cost reductions associated with our manufacturing capacity. However, we incur manufacturing overhead and other costs, many of which are fixed in the short-term, based on projections of anticipated customer demand. Our ability to quickly reduce our production costs is impaired by manufacturing costs incurred as a result of projections which, in turn, prevents us from operating profitably. Furthermore, we may not be able to expand our manufacturing capacity when demand increases which could lead to reduced profitability.

 .    We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by, or failure to collect receivables from, these customers could harm our business

     The markets in which we sell our products are comprised of a relatively small number of OEMs and semiconductor manufacturers. Large orders from a relatively small number of customers account for a significant portion of our revenues and makes our relationship with each customer critical to our business. We may not be able to retain our largest customers or attract additional customers, and our OEM customers may not be successful in selling our systems. Our success will depend on our continued ability to develop and manage relationships with

                                      5.
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significant customers. During the fourth quarter of fiscal 2001, we experienced slower bookings, significant push outs and cancellations of orders. In addition, our customers have in the past sought price concessions from us and may continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors. Additionally, the inability to successfully develop relationships with additional customers or the need to provide future price concessions would have a negative impact on our business.

     If we are unable to collect a receivable from a large customer, our financial results will be negatively impacted. In addition, since each customer represents a significant percentage of net sales, the timing of the completion of an order can lead to a fluctuation in our quarterly results. As we complete projects for a customer, business from that customer will decline substantially unless it undertakes additional projects incorporating our products.

 . Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet their needs

     We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales.
Accordingly:

     . our customers can cease purchasing our products at any time without penalty;

     .    our customers are free to purchase products from our competitors;

     .    we are exposed to competitive price pressure on each order; and

     .    our customers are not required to make minimum purchases.

     Sales are typically made pursuant to individual purchase orders and product delivery often occurs with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we could lose sales and customers.

 .    The timing of the transition to 300mm technology is uncertain and competition may be intense

     We have invested, and are continuing to invest, substantial resources to develop new systems and technologies to automate the processing of 300mm wafers. However, the timing of the industry's transition from the current, widely used 200mm manufacturing technology to 300mm manufacturing technology is uncertain, partly as a result of the recent period of reduced demand for semiconductors. Delay in the adoption of 300mm manufacturing technology could adversely affect our potential revenues.

     Manufacturers implementing factory automation in 300mm pilot projects may initially seek to purchase systems from multiple vendors. Competition, including price competition, for these early 300mm orders could be vigorous. A vendor whose system is selected for an early 300mm pilot project may have, or be perceived to have, an advantage in competing for future orders, and thus the award to a competitor of one or more early 300mm orders could cause our stock price to fall.

 . If we are unable to meet our customers' stringent specifications for the Plus-
  Portal System our growth prospects could be negatively impacted

     Our Plus-Portal System, which has been on the market for over a year, offers our OEM customers a complete, automated interface between the OEM's tool and the fab. Currently, many OEMs design and manufacture automated equipment front-ends for their tools utilizing purchased components and in-house engineering and manufacturing resources. The Plus-Portal System offers OEMs a standard, outsourced alternative. The Plus-Portal System has not been widely adopted by OEMs. OEMs have made limited purchases in order to evaluate our ability to meet stringent design, reliability and delivery specifications. If we fail to satisfy these expectations, whether based on limited or expanded sales levels, OEMs will not adopt the Plus-Portal system. We believe that our growth prospects in this area depend in large part upon our ability to gain acceptance of the Plus-Portal System by a broader

                                      6.
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group of OEM customers. Notwithstanding our solution, OEMs may purchase components to assemble interfaces or invest in the development of their own complete interfaces. The decision by an OEM to adopt the system for a large product line involves significant organizational, technological and financial commitments by this OEM. The market may not adopt the Plus-Portal System.

  . If we are unable to develop and introduce new products and technologies in a timely manner, our business could be negatively impacted

     Semiconductor equipment and processes are subject to rapid technological changes. The development of more complex ICs has driven the need for new facilities, equipment and processes to produce these devices at an acceptable cost. We believe that our future success will depend in part upon our ability to continue to enhance our existing products to meet customer needs and to develop and introduce new products in a timely manner. We often require long lead times for development of our products, which requires us to expend significant management effort and incur material development costs and other expenses. During development periods we may not realize corresponding revenue in the same period, or at all. We may not succeed with our product development efforts and we may not respond effectively to technological change.

 . We may not be able to effectively compete in a highly competitive semiconductor equipment industry

     The markets for our products are highly competitive and subject to rapid technological change. We currently face direct competition with respect to all of our products. Some of our competitors may have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than those available to us.

     Several companies, including Brooks Automation, offer one or more products that compete with our Asyst-SMIF System and SMART-Traveler System products. We compete primarily with Entegris in the area of SMIF-Pods and SMIF-FOUPS. We also compete with several competitors in the robotics area, including, but not limited to, PRI Automation, Kensington Labs, Rorze and Yaskawa--Super Mectronics Division. In the area of transport automation systems, our products face competition from the main product line of PRI Automation, as well as from Daifuku, Murata and Shinko. Our products in the area of storage and management of wafers and reticles compete primarily with products from Brooks Automation and Recif.

     In addition, the transition to 300mm wafers is likely to draw new competitors to the facility automation market. In the 300mm wafer market, we expect to face intense competition from a number of companies such as PRI Automation and Brooks Automation, as well as potential competition from semiconductor equipment and cleanroom construction companies.

     We expect that our competitors will continue to develop new products in direct competition with our systems, improve the design and performance of their products and introduce new products with enhanced performance characteristics. In order to remain competitive, we need to continue to improve and expand our product line, which will require us to maintain a high level of investment in research and development. Ultimately, we may not be able to make the technological advances and investments necessary to remain competitive.

     New products developed by our competitors or more efficient production of their products could increase pricing pressure on our products. In addition, companies in the semiconductor capital equipment industry have been facing pressure to reduce costs. Either of these factors may require us to make significant price reductions to avoid losing orders. Further, our current and prospective customers continuously exert pressure on us to lower prices, shorten delivery times and improve the capabilities of our products. Failure to respond adequately to such pressures could result in a loss of customers or orders.

  . We may not be able to efficiently integrate the operations of our acquisitions

     We have made and, most likely, will continue to make additional acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. Our recent acquisitions

                                      7.
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include Hine Design Incorporated, or HDI, Progressive Systems Technologies,
Inc., or PST, PAT, AMP, SemiFab, GW and MECS. We subsequently merged MECS into Asyst Japan, Inc., or AJI.

     We are likely to make additional acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. If we are to realize the anticipated benefits of these acquisitions, the operations of these companies must be integrated and combined efficiently. The process of integrating supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger entity, will present a significant challenge to our management. In addition, it is not certain that we will be able to incorporate different technologies into our integrated solution. We cannot assure that the integration process will be successful or that the anticipated benefits of the business combinations will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business, and we may need to hire additional management personnel to successfully rationalize our acquisitions. The difficulties of integration may be increased by the necessity of combining personnel with disparate business backgrounds and combining different corporate cultures. We are unable to assure that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce our short-term earnings. Consideration for future acquisitions could be in the form of cash, common stock, rights to purchase stock or a combination thereof. Dilution to existing shareholders and to earnings per share may result to the extent that shares of common stock or other rights to purchase common stock are issued in connection with any future acquisitions.

  . We may be unable to protect our intellectual property rights and we may become involved in litigation concerning the intellectual property rights of others

     We rely on a combination of patent, trade secret and copyright protection to establish and protect our intellectual property. While we intend to protect our patent rights vigorously, we cannot assure that our patents will not be challenged, invalidated or avoided, or that the rights granted thereunder will provide us with competitive advantages. We also rely on trade secrets that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. We cannot assure that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to, or independently developed by, others.

     Intellectual property rights are uncertain and involve complex legal and factual questions. We may unknowingly infringe on the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we do infringe the intellectual property rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our product.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Litigation may be necessary to enforce our patents, to protect our trade secrets or know how, to defend Asyst against claimed infringement of the rights of others or to determine the scope and validity of the patents or intellectual property rights of others. Any litigation could result in substantial cost to us and divert the attention of our management, which by itself could have an adverse material effect on our financial condition and operating results. Further, adverse determinations in any litigation could result in our loss of intellectual property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products. Any of these effects could have a negative impact on our financial condition and results of operations.

  . Because of intense competition for highly skilled personnel, we may not be able to recruit and retain necessary personnel

     Our future success will depend in large part upon our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel. Our future performance depends substantially on the continued service of our senior management team, in particular Dr. Mihir Parikh, our Chairman of the Board and

                                      8.

Chief Executive Officer, and Anthony Bonora, our Executive Vice President, Chief Technical Officer and Asyst Fellow. We do not have long term employment agreements with any of our senior management team, except Dr. Parikh, and we do not maintain any key-man life insurance policies.

     Due to the cyclical nature of the demand for our products, we have had to reduce our workforce and then rebuild our workforce as our business has gone cyclical peaks and troughs. Because of the industry downturn during fiscal year 1999, we restructured our operations and terminated approximately 110 employees in the United States and approximately 30 employees internationally. In fiscal year 2000, we hired a number of highly skilled employees, especially in manufacturing, to meet customer demand. As our industry entered a downturn, we terminated approximately 144 full-time employees in the United States and 5 full-time employees internationally in the fourth quarter of the 2001 fiscal year, and a further 109 full-time employees in the United States and 44 full-time employees internationally early in the first quarter of the 2002 fiscal year. The labor markets in which we operate are highly competitive and as a result, this type of employment cycle increases our risk of not being able to retain and recruit key personnel. Moreover, our failure to maintain good employee relations could negatively impact our operations.

     If the current downturn ends suddenly, we may not have enough personnel to promptly return to our previous production levels. If we are unable to expand our existing manufacturing capacity to meet demand, a customer's placement of a large order for the development and delivery of factory automation systems during a particular period might deter other customers from placing similar orders with us for the same period. It could be difficult for us to rapidly recruit and train the substantial number of qualified engineering and technical personnel who would be necessary to fulfill one or more large, unanticipated orders. A failure to retain, acquire or adequately train key personnel could have a material adverse impact on our performance.

  . Because our quarterly operating results are subject to variability, quarter to quarter comparisons may not be meaningful

     Our revenues and operating results can fluctuate substantially from quarter to quarter depending on factors such as:

     .  the timing of significant customer orders;

     .  the timing of product shipment and acceptance;

     .  variations in the mix of products sold;

     .  the introduction of new products;

     .  changes in customer buying patterns;

     .  fluctuations in the semiconductor equipment market;

     .  the availability of key components;

     .  pressure from competitors; and

     . general trends in the semiconductor manufacturing industry, electronics industry and overall economy.

     The sales cycle to new customers ranges from six months to 12 months from initial inquiry to placement of an order, depending on the complexity of the project. This extended sales cycle makes the timing of customer orders uneven and difficult to predict. A significant portion of the net sales in any quarter is typically derived from a small number of long-term, multi-million dollar customer projects involving upgrades of existing facilities or the construction of new facilities. Generally, our customers may cancel or reschedule shipments with limited or no penalty. These factors increase the risk of unplanned fluctuations in net sales. Moreover, a shortfall in net sales in a quarter as a result of these factors could negatively impact our operating results for the quarter. Given these factors, we expect quarter to quarter performance to fluctuate for the foreseeable future. In one or more future quarters, our

                                      9.

operating results are likely to be below the expectations of public market analysts and investors, which may cause our stock price to decline.

 . Shortages of components necessary for our product assembly can delay our Shipments and can lead to increased costs which may negatively impact our financial results

     When demand for semiconductor manufacturing equipment is strong, as it was during the first two quarters of fiscal 2001, our suppliers, both domestic and international, strained to provide components on a timely basis and, in some cases, on an expedited basis at our request. Although to date we have experienced only minimal delays in receiving goods from our key suppliers, disruption or termination of these sources could have a serious adverse effect on our operations. Many of the components and subassemblies used in our products are obtained from a single supplier or a limited group of suppliers.
We believe that, in time, alternative sources could be obtained and qualified to supply these products in the ordinary course of business. However, a prolonged inability to obtain some components could have an adverse effect on our operating results and could result in damage to our customer relationships. Shortages of components may also result in price increases for components and as a result, could decrease our margins and negatively impact our financial results.

     . We face significant economic and regulatory risks because a majority of our net sales are from outside the United States

     A majority of our net sales for the fiscal years ended March 31, 2000 and 2001, were attributable to sales outside the United States, primarily in Taiwan, Japan, Europe and Singapore. We expect that international sales will continue to represent a significant portion of our total revenues in the future. In particular, net sales to Taiwan represented 35.0 percent and 20.0 percent of our total net sales for the fiscal years ended March 31, 2000 and 2001, respectively. Net sales to Japan represented 13.6 percent and 20.9 percent of our total net sales for the fiscal years ended March 31, 2000 and 2001, respectively. This concentration increases our exposure to any risks in this area. Sales to customers outside the United States are subject to various risks, including:

     .  exposure to currency fluctuations;

     .  the imposition of governmental controls;

     . the need to comply with a wide variety of foreign and U.S. export laws; political and economic instability;

     .  trade restrictions;

     .  changes in tariffs and taxes;

     .  longer payment cycles typically associated with foreign sales;

     .  the greater difficulty of administering business overseas; and

     .  general economic conditions.

     As of March 31, 2000 and 2001, a majority of our accounts receivable, net, were due from international customers located primarily in Taiwan, Japan, Singapore and Europe. Receivables collection and credit evaluation in new geographic regions challenge our ability to avert international risks. In addition, the laws of certain foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. We invoice a majority of our international sales in United States dollars. However, for sales in Japan, we invoice our sales in Japanese yen. We cannot assure that our future results of operations will not be adversely affected by currency fluctuations.

  . Rising energy costs in California may result in increased operating expenses and reduced net income

                                      10.

     California is currently experiencing an energy crisis. As a result, energy costs in California, including natural gas and electricity, may rise significantly over the next year relative to the rest of the United States. Because we maintain manufacturing facilities in California, our operating expenses with respect to these locations may increase if this trend continues. If we cannot pass along these costs to our customers, our profitability will suffer.

  . Anti-takeover provisions in our articles of incorporation, bylaws and our shareholder rights plan may prevent or delay an acquisition of Asyst that might be beneficial to our shareholders

     Our articles of incorporation and bylaws include provisions that may have the effect of deterring hostile takeovers or delaying changes in control or management of Asyst. These provisions include certain advance notice procedures for nominating candidates for election to our Board of Directors, a provision eliminating shareholder actions by written consent and a provision under which only our Board of Directors, our Chairman of the Board, our President or shareholders holding at least 10 percent of the outstanding common stock may call special meetings of the shareholders. We have entered into agreements with our officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to Asyst, including losses associated with actions related to third-party attempts to acquire Asyst.

     We have adopted a share purchase rights plan, pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock. Upon the earlier of (1) the date of a public announcement that a person, entity, or group of associated persons has acquired 15 percent of our common stock or (2) 10 business days following the commencement of, or announcement of, a tender after or exchange offer, the rights granted to our shareholders will become exercisable to purchase our common stock at a price substantially discounted from the then applicable market price of our common stock. These rights could generally discourage a merger or tender offer involving the securities of Asyst that is not approved by our Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer.

     In addition, our Board of Directors has authority to issue up to 4,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The issuance of preferred stock while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Asyst. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. We have no present plans to issue shares of preferred stock.

  . Our stock price may fluctuate significantly which could be detrimental to our shareholders

     Our stock price has in the past fluctuated and will fluctuate in the future in response to a variety of factors, including the following:

     .  quarterly fluctuations in results of operations;

     .  announcements of new products by Asyst or our competitors;

     . changes in either our earnings estimates or investment recommendations by stock market analysts;

     .  announcements of technological innovations;

     .  conditions or trends in the semiconductor manufacturing industry;

     . announcements by Asyst or our competitors of acquisitions, strategic partnerships or joint ventures;

     .  additions or departures of senior management; and

                                      11.

     .  other events or factors many of which are beyond our control.

     In addition, in recent years, the stock market in general and shares of technology companies in particular have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of our common stock.

  . We may not be able to secure additional financing to meet our future capital needs

     We currently anticipate that our available cash resources, which include existing cash and cash equivalents, short-term investments, cash generated from operations and other existing sources of working capital will be sufficient to meet our anticipated needs for working capital and capital expenditures through the fourth quarter of fiscal 2002. If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures we may need to raise additional funds after twelve months to develop new or enhanced products, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business. If we raise additional funds through the issuance of equity securities, our shareholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations. As of March 31, 2001, AJI owes approximately $26.4 million in unsecured loans from banks, which have been guaranteed by us, and secured bonds with interest rates ranging between 1.4 percent to 2.0 percent per annum. This strain on our capital resources could have a material adverse effect on our business.

                                      12.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus or incorporated by reference constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales, if any, of our common stock by the selling shareholders. The purpose of this offering is to register our common stock for resale by the selling shareholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

                              SELLING SHAREHOLDERS

     In connection with our acquisition of GW by way of merger, we issued to the selling shareholders common stock and agreed to register the common stock to those selling shareholders for resale. Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock by each of the selling shareholders as of May 22, 2001 and the number of shares that may be offered by this prospectus. The information provided in the table below with respect to each selling shareholder has been obtained from such selling shareholder. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with Asyst. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Applicable percentages are based on 35,141,196 shares outstanding on June 13, 2001 adjusted as required by rules promulgatedby the SEC.

                                      13.

                              Number of Shares                                       Number of Shares         Percentage of Shares
   Selling Shareholder       Beneficially Owned       Shares Being Offered (1)      Beneficially Owned         Beneficially Owned
                            Prior to the Offering                                   After the Offering         After the Offering
John S. Ghiselli (2)               451,264                    451,264                        0                          0

(1) Assumes that each selling shareholder will sell all of the shares set forth above under "Shares Being Offered." The selling shareholders may offer all, some or none of their shares.
(2) John S. Ghiselli entered into an employment relationship with Asyst following the acquisition by way of merger of GW by Asyst.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling shareholders, or by their pledgees, transferees or other successors in interest, may be sold from time to time to purchasers directly by any of the selling shareholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling shareholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling shareholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling shareholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, or the Act.

     The selling shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     In connection with our acquisition by way of merger of GW, we have agreed to register the selling shareholders' common stock under applicable federal and state securities laws. We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. These expenses, excluding such commissions and discounts, are estimated to be $100,000. The agreements related to the above referenced private placement and acquisition provide for cross-indemnification of the selling shareholders and Asyst to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for Asyst by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Ernst & Young LLP and Deloitte Touche Tohmatsu. The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                      14.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of initial filing of the Registration Statement and prior to the effectiveness of the Registration Statement, and any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the effectiveness of the Registration Statement.

  . Annual Report on Form 10-K for the year ended March 31, 2001, filed with the SEC on June 19, 2001.

  . The description of the common stock contained in Asyst's Registration Statement on Form 8-A, as filed on February 21, 1995 with the SEC under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

            Asyst Technologies, Inc.
            48761 Kato Road
            Fremont, CA  94538
            (510) 661-5000

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                                      15.